National Holdings Corporation
120 Broadway, 27th Floor
New York, NY 1027

March 8, 2012

Via EDGAR Filing

Mr. Sebastian Gomez Abero Special Counsel Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3628

Re:
National Holdings Corporation
Form 10-K for the fiscal year ended September 30, 2011
Filed January 13, 2012
Form 10-K/A for the fiscal year ended September 30, 2011
Filed January 30, 2012
Form 10-Q for the fiscal quarter ended December 31, 2011
Filed February 14, 2012
File No. 001-12629

Dear Mr. Gomez Abero:

This letter acknowledges receipt by National Holdings Corporation (the “Company”) of your comment letter dated February 24, 2012 addressed to Mark Goldwasser, Chairman and Chief Executive Officer of the Company (the “Commission Letter”).  The Company hereby requests an extension until March 23, 2012 to respond to the Commission Letter.  We appreciate the Staff’s accommodation of our request.

Should you have any questions or comments or require further information or documentation, please contact Mark McElreath of Alston & Bird LLP, the Company’s counsel, at (212) 210-9595.

Sincerely,
/s/ Mark Goldwasser
Mark Goldwasser Chairman and Chief Executive Officer